Exhibit 99.4

MeSSage To ShareholderS

CANADIAN SUPERIOR TO KICK OFF TRINIDAD DRILLING IN 2007 AND ANNOUNCES Q3 2006 OPERATING RESULTS

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

It is a pleasure to present to you Canadian Superior Energy Inc.’s (“Canadian Superior’s”) 2006 Third Quarter and 2006 First Nine Months operating results. Our strategic corporate objective is to remain focused on adding shareholder value with high impact offshore exploration, combined with cash flow and Western Canadian production and financial discipline. Although Canadian Superior, like others throughout the oil and gas industry, has been negatively impacted by significantly lower natural gas prices in the 3rd quarter of 2006, we were able to grow the Corporation’s production and achieve our objectives, particularly directed towards our upcoming Trinidad and Tobago multi-well drilling program which is expected to commence in the 1st quarter of 2007.

In addition, natural gas prices and oil prices have somewhat recovered recently and we expect that trend to continue during the balance of 2006 and into 2007. The Corporation will take full advantage of increases in production that have been obtained in 2006 to date and the further increases anticipated from the Corporation’s 4th quarter drilling and completion program. In that regard average daily production for the year to date has increased to over 3,000 boe/d with a 3rd quarter exit rate of approximately 3,375 boe/d. Further gains are expected upon tie-in of several additional successful conventional oil and gas wells, including the significant gas discovery well announced on September 18, 2006, as well as additional non-operated Coal Bed Methane (“CBM”) wells that are expected to be tied-in by year-end.

We expect the next several months will be very exciting and rewarding for Canadian Superior and our shareholders, especially in light of our high impact exploration drilling program commencing Offshore Trinidad, complemented by our Offshore Nova Scotia, Canada activities and our solid progress in Western Canada.

Highlights of the First Nine Months of 2006 included:

•                  On March 19, 2006, we contracted the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller–Maersk A/S (“Maersk”), (OMX: MAERSK B), of Copenhagen, Denmark, one of the world’s largest offshore drilling and shipping companies, and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China, a member of the SINOPEC Group of Companies (NYSE: SNP), the 3rd largest company in China, for a firm multi-well drilling contract to drill two Company operated back-to-back wells on our “Intrepid” Block 5(c) offshore Trinidad commencing drilling in the 1st quarter of 2007. On November 14, 2006 the addition of a 3rd Canadian Superior back-to-back well on Block 5(c) was announced.

•                  Revenues in the First Nine Months, in spite of increased production during the period, due to lower commodity prices, basically remained flat compared to $35.9 million in the same period in 2005; revenues in the 3rd quarter 2006 were $11.2 million, down from $15.0 million in the 3rd quarter 2005, mainly due to lower natural gas prices received.

•                  Cash Flow from Operations in the First Nine Months of 2006 of $16.1 million, down from $20.0 million in the same period in 2005; cash flow in the 3rd quarter 2006

Note: Expanded versions of 2006 Third Quarter Report maps may be viewed on www.cansup.com was $4.0 million, down from $8.9 million recorded in the same period in 2005. As indicated above, this was due mainly to lower natural gas prices, in spite of an 11% increase in production in the first three quarters and in spite of Canadian Superior’s production and operating costs of $8.41/boe being approximately 25% lower on average than that of its industry peers.

•                  Average Daily Production in the First Nine Months of 2006 was 2,793 boe/d, up 11% compared to the same period in 2005; and up 4% in the 3rd quarter to an average of 2,808 boe/d compared to 2005.

•                  At the end of the 3rd quarter, the exit Daily Production Rate had climbed to an estimated 3,375 boe/d due to our ongoing drilling success and additional tie-ins. Further gains are anticipated upon tying-in additional wells, including the significant gas well announced on September 18, 2006, as well as additional non-operated Coal Bed Methane (“CBM”) wells that are expected to be tied-in by year-end. The significant gas discovery, in which Canadian Superior has a 70% working interest, tested at a rate of 3.8 mmscf/d sweet natural gas, 15 bbl/mmcf condensate at a tubing pressure of 800 psi for a combined rate of 690 boe/d. This well has been cased, completed and tested and will be tied-in during the 4th quarter.

•                  We are pleased to announce that also subsequent to the end of the 3rd quarter 2006, in November, $15.4 million of equity financings was completed to further fund the Corporation’s growth.

TRINIDAD AND TOBAGO

As the most industrialized country in the Caribbean, Trinidad and Tobago’s business environment has several advantages, including a well-educated labour force, good transportation and communication links, a strong legal system, a well entrenched stable democratic system of government, a soundly-regulated financial system and a very successful and growing oil and gas industry that accounts for approximately 50% of total government revenue. This combined with successful ongoing oil and gas exploration and development makes offshore Trinidad one of the most coveted oil and gas basins in the world today and we are very excited about commencing drilling on our Block 5(c) (Please see Map, lower page 3) in the 1st quarter of 2007.

Offshore Trinidad is a “World Class” basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in the Columbus Basin, as well as having well developed, and developing liquefied natural gas (“LNG”) facilities and capacity, and ready access to international markets. Trinidad is the fifth largest exporter of LNG in the world and approximately 80% of North America’s LNG is supplied from Trinidad. Some of the largest producing wells in the world are located offshore Trinidad and in close proximity to our acreage (Please see Maps, pages 2 and 3). Earlier this year British Petroleum Trinidad and Tobago placed its Cannonball platform on production with three wells making a total of approximately 700 mmcf/d production. You don’t have to look very far west of Block 5(c) at the offsetting British Gas operated Dolphin development (producing approximately 500 mmcf/d) and the recently commissioned Dolphin Deep development which has two wells that have a combined capability of producing 300 mmcf/d to see the potential of Block 5(c) that Canadian Superior intends to explore, develop and monetize for the Corporation and our shareholders.

Our 80,041 acre offshore Block 5(c) is located about 96 kilometers (60 miles) off the east coast of the island of Trinidad with water depths in the range of 150 – 450m (500 – 1,500 feet). All wells in Block 5(c) will be drilled from a semi-submersible drilling rig, with the wells being drilled in water depths of approximately 245m (800 feet). In March 2006 the Corporation entered into a firm multi-well drilling contract 100% on its own, at a very attractive rate, approximately ½ of what is currently being paid for comparable rigs in today’s market, for the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S (“Maersk”), of Copenhagen, Denmark and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China to drill two firm Company operated exploration wells on Canadian Superior’s Block 5(c) offshore Trinidad. (Please see Kan Tan IV picture, page 4). On November 10, 2006, Canadian Superior, Maersk and the rig owners, Beijing Zhiyuan, agreed to a third firm well for Canadian Superior on Block 5(c) to be drilled in direct continuation of the two wells previously announced.

Now, these three firm Company operated back-to-back wells, named after famous battle and sailing ships, “Intrepid”, “Bounty” and “Victory”, will evaluate three large separate potential hydrocarbon bearing structures that have been delineated by extensive 3D seismic (Please see lower Map & upper Figure, pages 3 & 5) that Canadian Superior has evaluated, with the first well of the three back-to-back wells to commence drilling shortly after the Kan Tan IV has completed a scheduled refurbishment currently underway in Brownsville, Texas. The refurbishment is extensive, taking longer than originally expected, and is currently scheduled for completion early in the 1st quarter of 2007; later than planned, but not very far away. Once the refurbishment is complete, the drilling rig will undergo its acceptance testing and then it will be towed to Trinidad and then directly to Canadian Superior’s first Block 5(c) well site to commence drilling. Each of these offshore exploration wells, “Intrepid”, “Bounty” and “Victory”, named after famous battle and sailing ships, will be High Pressure (“HP”) wells and will be drilled to a depth in excess of 5,000+ m (16,400+ feet) and each is currently expected to take between 80–100 days to drill and evaluate. This three well drilling program will take approximately 240– 300 days to complete; with the results of the first well known after about 80– 100 days into the drilling program.

To assist Canadian Superior in going forward with its drilling in Trinidad, the Corporation has entered into a participation agreement with a non-competitive industry financial partner, Challenger Energy Corp. (“Challenger”), (TSX.V: CHA). Challenger will participate on a promoted basis paying 1/3 of Canadian Superior’s Block 5(c) exploration program to obtain 25% of Canadian Superior’s revenue share of these prospects.

As a result of the above mentioned, this has been a very busy quarter for the direct Trinidad team and the Corporation’s staff in general, working to finalize all the necessary details in engineering, procurement, Health, Safety & Environmental Management, the Kan Tan IV refurbishment program, etc. to facilitate drilling on these exciting plays, as well as progressing the geophysics and regulatory permitting. This has included the ongoing procurement and purchase of long lead tangible items (pipe, wellheads, etc.) that are on the critical path and various related drilling services and also the finalization of the staffing plan for the drilling program. The Corporation has expended significant time and effort, in addition to significant capital, now in excess of US $25 million (rig advance payments, casing, wellheads, etc.) preparing for this multi-well drilling program.

Of particular additional note, in terms of geological and geosciences activities, in the 3rd quarter, processing of the pre-stack depth migration data subset of the extensive British Gas Dolphin 3D seismic data was completed to further fine tune the drilling locations and the prognosis for each well. In addition to the first two firm locations, “Intrepid” and “Bounty”, the team will also be drilling on a well-defined third independent structure on our Block 5(c) for our 3rd exploration well, “Victory”, named after Lord Nelson’s famous British flagship. The Corporation has agreed to drill this 3rd Block 5(c) exploration well, “Victory”, in direct continuation of the first two wells; whereby, all three wells will be drilled and evaluated before the end of the 4th quarter 2007.

Although Block 5(c) clearly has the Corporation’s primary focus, attention and commitment of resources, in addition, in Trinidad and Tobago, we continued to prepare for the first phase of operations on our Mayaro/Guayaguayare (M/G) “Tradewinds” project, which directly offsets onshore lands to the west being explored by a major operator (Please see Map, upper page 3). The “Tradewinds” project is a joint venture with the national oil company, the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”), and encompasses securing two near-shore Blocks (55,000 gross acres) off the east coast of Trinidad, expected to be completed in the 4th quarter 2006, where we have the potential to establish significant oil reserves in the heart of a known producing hydrocarbons-bearing structural trend. On the M/G Block Land, the Corporation is working on the design of a seismic program to evaluate the near-shore block and is planning this program to be shot in the near future where we intend to drill two or more offshore wells within the next 36 months.

OFFSHORE NOVA SCOTIA, CANADA

Canadian Superior is one of the few active operators involved in all three main play types in the basin and is the public company holding the largest offshore exploration acreage holdings offshore Nova Scotia with 100% interests in six exploration licences totaling 1,293,946 acres (Please see the Chart & Map, lower page 6 and upper page 7). Five of these licences are in the Sable Island area, which is a very important source of natural gas supply to the North Eastern United States.

Canadian Superior has proven that it has the geological and technical experience and capability to evaluate, drill and operate some of the most complex and technically challenging wells in the world, whether offshore Nova Scotia or in Trinidad and Tobago. Further drilling is planned by Canadian Superior offshore Nova Scotia, off the East Coast of Canada on our “Mariner” Block where front end geological and geophysical analysis is complete. We are planning to commence drilling on “Mariner” for 2007 on one of the two locations (Please see Map, lower page 7) that are “drill ready”. The timing will depend on achieving the proper financial joint venture arrangements required and on rig availability.

The “Mariner” Project lands are located approximately nine kilometres northeast of Sable Island, offshore Nova Scotia, encompassing an offshore area of 101,800 acres (100% Canadian Superior), and directly offsets five significant discoveries near Sable

Island, including ExxonMobil’s Venture natural gas field. The first exploration well, “Mariner” I-85, was drilled on this block in 2003/2004 (November 2003 to March 2004). Two new prospective locations have been identified, as noted above, and the geohazard well site survey work has been completed and the necessary environmental approvals are in place to progress additional drilling on “Mariner”.

In addition to Canadian Superior’s “Mariner” exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to monitor drilling activities near our Abenaki Reef “Marquis” 100% prospects. Our “Marquis Project” lands encompass two exploration licences with approximately 111,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure and EnCana’s Deep Panuke discoveries. We also have identified several other large Cretaceous and Jurassic prospects on our 100% “Marauder” and 100% “Marconi” exploration lands, which cover an additional 371,000 acres offshore Nova Scotia, offsetting the Sable Island area, and the Corporation has initiated the environmental impact assessment work required prior to conducting further planned high resolution seismic surveys and exploration drilling on these properties (Please see Map, lower page 7).

Canadian Superior also has a prime deepwater block, the “Mayflower” exploration licence, which covers approximately 712,000 acres. Mapping to date indicates the presence of five sizeable deepwater prospects on this block. These large prospects are structural and are typically formed by mobile salt tectonics (Please see Map & Figure, upper and lower page 8). We are working towards obtaining partners for this block. Also, we are planning to extend this licence, through a consolidation with our “Mariner” block, by drilling our next “Mariner” well, as discussed above.

WESTERN CANADA

The Corporation ramped up its successful Western Canada exploration and development program in the 3rd quarter where it focused its drilling activity in its core Drumheller area and also completed a major 3D seismic acquisition program in the Boundary Lake area. Currently, the Corporation derives all of its production and cash flow from Western Canada, with approximately 90% of the Corporation’s production coming from its core Drumheller area, where the Corporation remains focused on continued growth through the drill-bit. Also, the Corporation has placed a more emphasized focus on the Boundary Lake area and surrounding properties such as Giroux Lake and Teepee (Please see Map, Page 9).

During the 3rd quarter of 2006, the Corporation drilled or participated in 13 gross (8.12 net) wells, which included 10 gross (8.02 net) operated wells and 3 gross (0.10 net) non-operated wells. The Corporation was also involved in one well where it carried a GOR (gross over ride) of 6%. Of the 13 wells drilled in the 3rd quarter, the Corporation achieved a 100% success rate. Twelve of the wells were in the Drumheller area and the thirteenth well was in the East Boundary Lake area. During the 3rd quarter of 2006 Canadian Superior tied-in six Company operated conventional oil and gas wells, including three operated wells drilled in the 3rd quarter. Of the remainder, the majority should be tied-in during the 4th quarter. Exit daily gross production for the 3rd quarter was 3375 boe/d. Although Canadian Superior, like others throughout the oil and gas industry, has been negatively impacted by significantly lower natural gas prices in the 3rd quarter of 2006, we were able to grow the Corporation’s production through the “drill-bit” without any acquisitions and achieve our objectives, particularly directed towards our upcoming Trinidad and Tobago multi-well drilling program which is expected to commence in the 1st quarter of 2007.

The land picture for Canadian Superior continues to be constant and steady as the Corporation drills and makes strategic land sale acquisitions in both the Drumheller area and in Northwestern Alberta. As of September 30, 2006 the Corporation held 268,436 gross acres (183,892 net acres) of predominately Canadian Superior operated high working interest lands (working interest of approximately 69%). Of these total land holdings, the Corporation holds a good mix of developed and undeveloped lands, with the undeveloped area providing a solid 133,188 gross acres (108,046 net acres).

DRUMHELLER

The Drumheller area, which is located in Southern Alberta about 60 miles N.E. of Calgary, has year round access and a very well developed oil and gas infrastructure. The area holds both oil and gas resources in a multitude of geological horizons of both conventional and non-conventional nature. The corporation holds 174,003 gross acres (112,902 net acres) of land in this area with 39% of this still to be developed (Please see Map, Page 10). Twelve of the thirteen wells that Canadian Superior has drilled or participated in (operated and non-operated) in the 3rd quarter were drilled in this core area. The Corporation continues to expand its 3D seismic data library for Drumheller, having participated in a 58 square kilometer survey in the eastern part of this area and a second smaller 8 square kilometer survey in the 3rd quarter. Ongoing drilling success in this area, which runs well over 90% for the Corporation, is attributed to the marriage of a sound geological understanding and the implementation of 3D seismic technology.

Conventional Activity

In 2006 the Corporation plans on drilling or participating in 24 conventional wells in the Drumheller area. With early break up and a wetter than usual June, the well count for the year has been updated from the original forecast number of 25–30 to a current forecast of 24. At the end of the 3rd quarter the well count was 18 gross wells. An additional 6 gross wells should be drilled in the 4th quarter (the first of these was recently spudded). The Corporation continues to target the Mannville section and enjoys an enviable success rate for the area (100% in the 3rd quarter).

Coal Bed Methane

Coal Bed Methane (“CBM”) is recognized as an important emerging play now available to the Canadian oil and gas industry and the Corporation’s successful CBM wells and gas gathering project has allowed significant Proven and Proven plus Probable Reserves to be added to the Corporation’s reserve base. The Drumheller area is near the heart of recent coal bed methane development in Western Canada where Canadian Superior is fortunate to have a concentrated high working interest land position with significant land holdings in both the Horseshoe Canyon and Mannville stratigraphic zones (Please see Map, Page 11).

Canadian Superior’s current activity in CBM is centered on the Horseshoe Canyon coals in which the Corporation drilled or participated in 30 wells in the first three quarters of the year. All of these wells were successful and the Corporation will continue to develop these assets. Canadian Superior holds 157 gross (81 net) sections of Horseshoe Canyon rights. These Horseshoe Canyon coals have been found to contain dry gas and produce little or no water. The Corporation plans to drill or participate in 30–35 Horseshoe Canyon wells in 2006.

An untapped resource that exists in the Drumheller area is the Mannville coals. These coals are buried deeper than the Horseshoe Canyon coals and consequently have higher pressures and resource associated with them. The Corporation is well positioned with 42 gross (41 net) sections of land in the Mannville CBM fairway. Drilling for these coals would include horizontal drilling techniques. Plans for development of Mannville CBM by Canadian Superior will not be measured until the reserve and production parameters are better defined.

WINDFALL/PINE CREEK/GIROUX LAKE

Canadian Superior drilled or participated in two wells in the Windfall area in 2005. Both these wells were successful and have been tied-in. Both wells are producing between 400–700 mcf/d. Subsequent to the end of the 3rd quarter, the Corporation conducted a fall seismic program in the Giroux area in early October 2006 and the seismic data is being processed and analyzed. The Corporation carries two budgeted locations in the Windfall/Pine Creek/Giroux area. The first of these locations has been surveyed and anticipated spud is December ‘06 or January ‘07. The Corporation continues to look at this higher reward-medium risk area with a view towards further expansion, using its current land base as a nucleus.

BOUNDARY LAKE/CECIL/TEEPEE

The Boundary Lake area continues to gain momentum for exploration activity for Canadian Superior. This area is a high reward-medium risk area that has multi-zone potential and has year round access. Resource size in the area typically run 2–5 BCF with initial production rates of 1–4 mmcf/d. The Corporation drilled one well in the East Boundary area in the early part of Q3. It is a significant gas discovery, with a 70% working interest, and tested at a rate of 3.8 mmscf/d sweet natural gas, 15 bbl/mmcf condensate at a tubing pressure of 800 psi for a combined rate of 690 boe/d. This well has been cased, completed and tested and will be tied-in during the 4th quarter.

Two 3D seismic programs were also slated for the Boundary Lake and the Cecil area. The Boundary Lake 3D is 72 square kilometers in size and shooting was completed in early October 2006. This 3D is currently in processing. The Cecil 3D will be 30 square kilometers and shooting will start in early November 2006. The Corporation has also been active in posting land in the general vicinity and continues to build its land base in this emerging area.

THE FOOTHILLS OF ALBERTA WEST OF THE 5TH MERIDAN

Canadian Superior is also focusing its exploration in Western Canada towards the foothills of Alberta, Canada. This area represents an area of high risk-high reward exploration and production with year round access. In this area, well reserves can range to over 10 BCF/well with associated natural gas liquids and can produce at rates of over 5 – 10 mmcf/d. Land strategies for this area include crown sales, leasing of freehold acreage and potential farm-ins or joint ventures.

FINANCIAL HIGHLIGHTS

Although Canadian Superior, like others throughout the oil and gas industry, has been negatively impacted by significantly lower natural gas prices in the 3rd quarter of 2006, we were able to grow the Corporation’s production and achieve our objectives, particularly directed towards our upcoming Trinidad and Tobago multi-well drilling program which is expected to commence in the 1st quarter of 2007.

In addition, natural gas prices and oil prices have somewhat recovered recently and we expect that trend to continue during the balance of 2006 and into 2007. The Corporation will take full advantage of increases in production that have been obtained in 2006, 11% to the end of the 3rd quarter, and further increases anticipated from the Corporation’s 4th quarter drilling and completion program.

The Corporation recorded a net loss of $5.8 million ($0.05 per share) during the 3rd quarter of 2006, down from 3rd quarter of 2005 earnings of $1.5 million ($0.01 per share). This income statement net loss of $5.8 million is not a cash loss since it includes non-cash items such as depreciation and amortization of $6.5 million and stock-based compensation as detailed in the statement of cash flows. For the nine months, the Corporation posted a net loss of $6.1 million ($0.05 per share) compared to a net income of $1.6 million ($0.01 income per share) over 2005. The main reasons for this were substantially lower natural gas prices, increased general and administrative costs and increasing activity costs incurred in ramping up the Corporation’s Trinidad and Tobago projects and non-cash items noted above.

Cash flow from operations for the 3rd quarter decreased 55% to $4.0 million from $8.9 million recorded in 2005. For the first nine months of 2006, cash flow of $16.1 million was down 19% from 2005 cash flow of $20.0 million for the same period in 2005. Significantly lower average gas prices, down 19%, received in the first nine months of 2006, combined with increased general and administrative expenses and increased oilfield services costs are the primary contributors to the cash flow decreases, in spite of an 11% increase in production in the first three quarters and in spite of Canadian Superior’s production and operating costs of $8.41/boe being approximately 25% lower than that of its industry peers. We expect cash flow to improve as volatility in natural gas pricing subsides and natural gas prices continue to strengthen in the 4th quarter of 2006 and in 2007.

Daily production for the 3rd quarter of 2006 averaged 2,808 boe/d, which was up 4% from 2005 production of 2,705 boe/d for the same period. Average daily production for the first nine months of 2006 increased to 2,793 boe/d, up from 2,523 boe/d recorded in the same period of 2005. The major reasons for the increase are our very high level of ongoing drilling success and our increased coal bed methane production brought on-stream in 2006. Exit daily gross production for the 3rd quarter was 3,375 boe/d.

Oil and gas revenue, net of transportation costs of $158,000, during the 3rd quarter of 2006 of $11.2 million was down from $15.0 million in the same period of 2005. This was mainly caused by the lower product prices in the 3rd quarter of 2006. For the first nine months of 2006, oil and gas revenues, net of transportation costs of $504,000, of $35.4 million were roughly flat with 2005 revenues of $35.9 million. The effects of the lower product prices experienced in the 3rd quarter of 2006 were in part offset by the Corporation’s success in increasing production. The average sales price net of transportation costs for the 3rd quarter of 2006 was $43.29/boe ($5.95/mcf for natural gas and $68.68/bbl for oil and NGLs) down 28% from $60.21/boe in 2005 ($9.86/mcf for natural gas and $63.60/bbl for oil and NGLs). Average sales prices net of transportation costs for the nine months averaged $46.49/boe ($6.86/mcf for natural gas and $65.47/bbl for oil and NGLs) down 11% from $52.13/boe recorded in 2005 ($8.42/mcf for natural gas and $57.35/bbl for oil and NGLs). Gas volumes of 12,983 mcf/d during the 3rd quarter increased 5% compared to 12,344 mcf/d in the same period in 2005, while oil and NGL volumes remained fairly flat at 645 bbls/d in 2006 from an average of 647 bbls/d in 2005. 2006 nine month average gas volumes of 13,077 mcf/d were up 13% from 11,609 mcf/d recorded over the same period in 2005 while oil volumes of 613 bbls/d for the year were up 4% from 2005 sales of 588 bbls/d.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve our corporate strategy and objectives. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence.

In Western Canada, Canadian Superior is a sponsor of a number of urban and rural communities, charitable organizations and sponsorships. These include the Corporation’s continuing support of a major cancer research project in Alberta. Also, the Corporation is a major sponsor of 4H on Parade, one of the largest rural youth agricultural shows in North America, and the Calgary Stampede, “The Largest Outdoor Show On Earth”.

We intend to actively continue with support for community and charitable programs and initiatives in our areas of operation. In both Trinidad and Tobago and in Nova Scotia, Canada, Canadian Superior’s contributions include supporting education and training, as well as oil and gas related research and development activities, for students enrolled in undergraduate education programs. As well, the Corporation continues to provide support to various charitable and health organizations, including funding a cancer research project in Western Canada and expanding charitable activities in third world countries.

OUTLOOK – 2006 AND LONGER TERM

We continue to build on the hard work and solid foundation the Corporation has developed over the past several years, and although we have recently seen volatility in lower commodity prices, we do not view this as a long term trend given the world’s growth and its appetite for energy. We are very excited about the future and how well Canadian Superior is growing shareholder value through the “drill-bit” in Western Canada and with our offshore projects, particularly in Trinidad and Tobago, and new projects we are working on. Our strategic corporate objective remains to continue to focus on high impact world class offshore projects, combined with a strategy of growing production and cash flow, while adding shareholder value and continuing to grow with financial discipline by:

•                  Continuing forward expeditiously with our drilling program Offshore Trinidad and Tobago, and, in due course, moving forward with further drilling Offshore Nova Scotia.

•                  Maintaining high working interest operated positions on our high impact offshore plays, focusing on maintaining a strong balance sheet.

•                  Focusing on our Drumheller core production area in Western Canada.

•                  Taking full advantage of our evolving exciting Western Canadian Coal Bed Methane (“CBM”) opportunities.

•                  Continuing to build on our tremendous strengths and opportunities with our strong team of experienced management and personnel to focus on increasing value to our shareholders successfully through the “drill-bit”.

We see the next several months will be very exciting and rewarding for Canadian Superior and our shareholders, especially in light of our “World Class” drilling program commencing in the 1st quarter 2007 Offshore Trinidad, complemented by Offshore Nova Scotia and our solid prospects in Western Canada. We appreciate your past support as shareholders and your continued support.

Respectfully submitted on behalf of the Management, Staff and Directors of Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.
per

M. E. (Mike) Coolen
President & Chief Operating Officer
November 14, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the nine months ended September 30, 2006, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 contained in the 2005 annual report for Canadian Superior Energy Inc. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first nine months of 2006 and the 3rd quarter of 2006 compared with the same periods in 2005 unless otherwise indicated. The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”). Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

Additional information relating to Canadian Superior Energy Inc. is available on SEDAR at www.sedar.com.

NET INCOME AND CASH FLOW FROM OPERATIONS

	($000’s)			($ per boe)
Three Months Ended September 30	2006	2005	% Change	2006	2005	% Change
Gross revenue	$11,343	$15,158	(25)	$43.90	$60.91	(28)
Transportation	158	176	(10)	0.61	0.71	(14)
Revenue	11,185	14,982	(25)	43.29	60.21	(28)
Royalties, net of ARTC	1,544	2,633	(41)	5.98	10.58	(44)
Production and operating expenses	2,174	2,087	4	8.41	8.39	0
Operating netback	7,467	10,262	(27)	28.90	41.24	(30)
General and administrative expenses	3,017	1,176	157	11.68	4.73	147
Interest and other expense (income)	452	199	127	1.75	0.80	119
Foreign exchange gain	6	(45)	(113)	0.02	(0.18)	(113)
Large Corporations Tax	0	61	(100)	0	0.25	(100)
Cash flow from operations	3,992	8,871	(55)	15.45	35.65	(57)
Depletion and amortization	6,533	6,274	4	25.28	25.21	0
Accretion expense for preferred shares	95	0	n/a	0.37	0.00	n/a
Loss on investment	600	0	n/a	2.32	0.00	n/a
Foreign exchange gain	7	0	n/a	(0.02)	0.00	n/a
Future income tax (recovery)	(820)	604	(236)	(3.17)	2.43	231
Stock compensation expense	3,330	498	569	12.89	2.00	544
Net income (loss)	$(5,753)	$1,495	(485)	$(22.27)	$6.01	(471)

	($000’s)			($ per boe)
Nine Months Ended September 30	2006	2005	% Change	2006	2005	% Change
Gross revenue	$35,951	$36,401	(1)	$47.15	$52.84	(11)
Transportation	504	491	3	0.66	0.71	(7)
Revenue	35,477	35,910	(1)	46.49	52.13	(11)
Royalties, net of ARTC	5,899	6,128	(4)	7.74	8.90	(13)
Production and operating expenses	5,740	5,212	10	7.53	7.57	(0)
Operating netback	23,808	24,570	(3)	31.23	35.67	(12)
General and administrative expenses	6,617	4,004	65	8.68	5.81	49
Interest and other expense (income)	942	559	69	1.24	0.81	52
Foreign exchange gain	122	(45)	(371)	0.16	(0.07)	(345)
Large Corporations Tax	33	63	(48)	0.04	0.09	(53)
Cash flow from operations	16,094	19,989	(19)	21.11	29.02	(27)
Depletion and amortization	18,382	16,111	14	24.11	23.39	3
Accretion expense for preferred shares	255	0	n/a	0.33	0.00	n/a
Loss on investment	600	0	n/a	0.79	0.00	n/a
Foreign exchange gain	(678)	0	n/a	(0.16)	0.00	n/a
Future income tax (recovery)	(1,431)	672	(313)	(1.88)	0.98	(292)
Stock compensation expense	5,040	1,593	216	6.61	2.31	186
Net income (loss)	$(6,074)	$1,613	(477)	$(7.97)	$2.34	(440)

The Corporation recorded a net loss of $5.8 million ($0.05 per share) during the 3rd quarter of 2006, down from 3rd quarter of 2005 earnings of $1.5 million ($0.01 per share). For the nine months, the Corporation posted a net loss of $6.1 million ($0.05 per share) down 477% compared to a net income of $1.6 million ($0.01 per share) over 2005. The main reasons for this were substantially lower natural gas prices, increased general and administrative costs and increasing activity ramping up the Corporation’s Trinidad and Tobago projects.

Cash flow from operations for the 3rd quarter decreased 55% to $4.0 million from $8.9 million recorded in 2005. For the first nine months, cash flow of $16.1 million was down 19% from 2005 cash flow of $20.0 million. Lower average gas prices received in the first nine months of 2006 combined with increased general and administrative expenses and increased oilfield services costs are the primary contributors to the cash flow decreases.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended		Nine Months Ended
	September 30		September 30
Natural gas	2006	2005	2006	2005
Average daily production (mcf/d)	12,983	12,344	13,077	11,609
Average sales price ($/mcf)	$5.95	$9.86	$6.86	$8.42
Natural gas revenue net of transportation ($000’s)	$7,112	$11,194	$24,485	$26,697

Oil and NGLs
Average daily production (bbl/d)	645	647	613	588
Average net sales price ($/bbl)	$68.68	$63.60	$65.47	$57.35
Oil and NGLs revenue net of transportation ($000’s)	$4,073	$3,788	$10,961	$9,212

Barrels of oil equivalent (6:1)
Average daily production (boe/d)	2,808	2,705	2,793	2,523
Average sales price ($/boe)	$43.29	$60.21	$46.49	$52.13
Total oil and gas revenue net of transportation ($000’s)	$11,185	$14,982	$35,447	$35,910

Daily production for the 3rd quarter of 2006 averaged 2,808 boe/d which was up 4% from 2005 production of 2,705 boe/d. Average daily production for the first nine months of 2006, increased to 2,793 boe/d, up from 2,523 boe/d recorded in the same period of 2005. The major reason for the increase is due to the increased coal bed methane production brought on-stream late 2005 and early 2006.

Oil and gas revenue, net of transportation costs of $158,000, during the 3rd quarter of 2006 of $11.2 million was down from $15.0 million in the same period of 2005, which was mainly caused by the lower product prices in the 3rd quarter of 2006. For the first nine months of 2006, oil and gas revenues, net of transportation costs of $504,000, of $35.4 million were roughly flat with 2005 revenues of $35.9 million. The production increases were offset by lower product prices in the 3rd quarter of 2006. The average sales price net of transportation costs for the 3rd quarter of 2006 was $43.29/boe ($5.95/mcf for natural gas and $68.68/bbl for oil and NGLs) down 28% from $60.21/boe in 2005 ($9.86/mcf for natural gas and $63.60/bbl for oil and NGLs). Average sales prices net of transportation costs for the nine months averaged $46.49/boe ($6.86/mcf for natural gas and $65.47/bbl for oil and NGLs) down 11% from $52.13/boe recorded in 2005 ($8.42/mcf for natural gas and $57.35/bbl for oil and NGLs). Gas volumes of 12,983 mcf/d during the 3rd quarter increased 5% compared to 12,344 mcf/d in the same period in 2005, while oil and NGL volumes remained fairly flat at  645 bbls/d in 2006 from an average of 647 bbls/d in 2005. 2006 nine month average gas volumes of 13,077 mcf/d were up 13% from 11,609 mcf/d recorded over the same period in 2005 while oil volumes of 613 bbls/d for the year were up 4% from 2005 sales of 588 bbls/d.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2006 activities resulted in a gain of $265,000, which was recorded as an increase in oil and gas revenues during the period.

The Corporation has no contracts in place subsequent to September 30, 2006.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $125,000, for the 3rd quarter of 2006 of $1.5 million, are down 41% from $2.6 million recorded in 2005. This decrease results from lower product prices received during the quarter. For the first nine months of 2006, royalties, net of the Alberta Royalty Tax Credit of $375,000, were $5.9 million, down 4% from $6.1 million recorded in 2005. Reduced product prices were the main contributor to lower royalties in 2006. The average royalty rate for the 3rd quarter of 2006 was 13.8% of total revenues compared to 2005 royalties of 17.6%. The average royalty rate for the first nine months of 2006 was 16.6% of total revenues, compared to the 2005 royalty rate of 17.1%.

PRODUCTION AND OPERATING EXPENSES

Third quarter production and operating expenses of $2.2 million were up 4% from 3rd quarter 2005 expenses of $2.1 million. Production and operating expenses for the first nine months of 2006 of $5.7 million were up 10% from 2005 expenditures of $5.2 million. On a boe basis, 3rd quarter 2006 production and operating expenses of $8.41/boe were basically flat with the $8.39/boe recorded for the same period in 2005, compared to an industry average of $10.63 for the same period, while nine month production and operating expenses of $7.53/boe were also basically flat with the 2005 rate of $7.57/boe.

GENERAL AND ADMINISTRATIVE EXPENSES

During the 3rd quarter of 2006, G&A charges of $3.0 million were up 157% from 3rd quarter 2005 G&A charges of $1.2 million. For the first nine months, G&A charges of $6.6 million were up 65% from $4.0 million recorded in 2005. On a unit of production basis, G&A expenses for the quarter were $11.68/boe for 2006 up 147% from $4.73/boe recorded in 2005, while nine month expenses of $8.68/boe were up 49% from $5.81 recorded in 2005. The main reasons for the increase in general and administrative costs includes staff increases, increased employee compensation and salaries, increased costs associated with placing and filing the preferred share issue and costs related to ramping up the Corporation’s Trinidad and Tobago projects.

STOCK-BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 “Stock-based compensation and other stock-based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2005. The amendment requires that companies measure all stock-based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Corporation implemented this amended standard in 2005. The Corporation recorded $3.3 million in stock-based compensation expense in the 3rd quarter of 2006, up 498% from $0.5 million in 2005. Stock-based compensation for the first nine months of 2006 was $5.0 million, which was up 216% from $1.6 million reported in 2005. The increase in the 3rd quarter was mainly due to the issuance of 2,745,000 options during the quarter.

INTEREST AND OTHER EXPENSE (INCOME)

During the 3rd quarter of 2006 the Corporation incurred $452,000 in interest and other income compared to $199,000 in expenses in 2005. For the nine months, the Corporation generated $942,000 in interest and other income, up from $559,000 expenses incurred in 2005. At the end of the 3rd quarter the Corporation had a drawn balance of $17.2 million on a $30.0 million Western Canada revolving production loan facility.

DEPLETION AND AMORTIZATION

Depletion and amortization expense for the 3rd quarter of 2006 totaled $6.5 million, up 4% from $6.3 million recorded in 2005. For the nine months, depletion and amortization expense totaled $18.4 million, up 14% from $16.1 million recorded in 2005. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast of Canada. Certain East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

Effective January 1, 2006, the Federal Large Corporation tax has been eliminated from Corporate tax requirements. The Corporation is responsible for the Nova Scotia Large Corporation tax, which was under accrued in 2005, and therefore recorded in 2006 in an amount of $33,930. A future income tax credit of $1,429,000 was recorded in 2006 to adjust for the lower tax rates ratified in the 2006 federal budget.

CAPITAL EXPENDITURES

	Three Months Ended			Nine Months Ended
	September 30			September 30
($000’s)	2006	2005	% Change	2006	2005	% Change
Acquisition (disposition)	$56	$0	n/a	$107	$(458)	(123)
Exploration and development	7,227	6,114	18	30,242	15,350	97
Plants and facilities and pipelines	1,884	1,538	22	4,466	2,773	61
Land and lease	1,353	7,532	(82)	3,319	8,406	(61)
Capitalized expenses	2,004	1,519	32	5,809	4,109	41
	$12,524	$16,703	(25)	$43,943	$30,180	46

During the 3rd quarter of 2006, the Corporation incurred $12.5 million of capital expenditures compared to $16.7 million spent in 2005. For the nine months, capital expenditures totaled $44.0 million compared to $30.2 million recorded during the same period in 2005. Increased spending in 2006 is largely attributable to increased drilling activity in Western Canada and capital pre-drill costs, including rig advance payments, coming from increased activity in the Corporation’s Trinidad and Tobago projects.

SUMMARY OF QUARTERLY RESULTS

($000’s except production amounts)

	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04
Production
Oil bbls/d	645	570	625	705	647	555	562	691
Gas mcf/d	12,983	12,674	13,580	13,489	12,345	11,375	11,092	12,209
Boe bbls/d	2,808	2,682	2,889	2,953	2,705	2,451	2,411	2,726

Revenue	11,185	10,839	13,423	18,635	14,982	10,808	10,120	11,014
Net income (loss)	(5,753)	254	(575)	1,443	1,495	13	105	280
Income (loss) per share	(0.05)	0.00	0.00	0.01	0.01	0.00	0.00	(0.00)
Cash flow from operations	3,992	5,341	6,761	10,344	8,871	5,775	5,343	5,968
Cash flow per share	$0.03	$0.04	$0.06	$0.09	$0.08	$0.05	$0.05	$0.06

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006 the Corporation had a demand revolving western Canada production loan facility (the “facility”) with a Canadian chartered bank of $30.0 million of which it had drawn $17.2 million. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal on April 30, 2007. At June 30, 2006, $11.0 million was outstanding on the facility. The Corporation currently has Cash deposits of $6.9 million available for corporate purposes. In addition to the $6.9 million of available cash currently on hand, the Corporation has $14.4 million of term deposits posted as security against its remaining offshore Nova Scotia work expenditure bids.

On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of ten US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc. The Warrants comprising part of the Units are exercisable for a period of thirty-six (36) months from the date of issue at an exercise price of US $3.00 per Common Share. As a result of the issuance of the convertible preferred share, the Corporation has a long term liability in the amount of $15.2 million.

The Corporation’s 2006 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. Additional cash may be required to fund planned 2007 and 2008 capital programs, including programs in offshore Nova Scotia and offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farm outs or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred. The Corporation has already pre-paid a significant portion of the Trinidad and Tobago capital program expenditures in an amount of approximately US $26 million.

During June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canada Southern Petroleum Ltd. Canadian Superior offered 2.75 common shares of Canadian Superior Energy Inc. plus CDN $2.50 for each issued and outstanding share of Canada Southern Petroleum Ltd. On July 17, 2006, Canadian Superior revised its offer for Canada Southern Petroleum Ltd. to 2.0 Canadian Superior shares, CDN $2.50 cash and a 25% net profit interest in Canada Southern’s approximately 927 bcfe of natural gas being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands. The offer was for Canada Southern’s approximately 1,100 boe/s of oil and gas production and various lands including Canada Southern’s Arctic island interests. The minimum conditions attached to the revised offer were not met, however, 171,495 Canada Southern shares were tendered to the original offer. Canadian Superior issued 471,612 shares and paid US $383,138.96 (CDN $430,046.39) in taking up these shares. Subsequent to the quarter the Corporation received US $2,246,584 as a result of the sale of the 171,495 Canada Southern Shares at US $13.10 per share.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

At September 30, 2006, the Corporation had $14.4 million of term deposits posted as security against its remaining offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment. The Corporation is planning to drill offshore Nova Scotia in 2007 and accordingly the majority of these funds would be returned to the Corporation.

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian dollars)

	September 30	December 31
	2006	2005
	(unaudited)	(audited)
Assets
Current assets
Cash and short-term investments	$6,964	$11,798
Accounts receivable	12,148	8,968
Prepaid expenses	1,097	774
	$20,209	$21,540
Nova Scotia offshore term deposits	14,421	14,421
Investment (Note 8 and Note 9)	2,506	0
Petroleum and natural gas properties (Note 5)	176,846	150,384
	$213,982	$186,345
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$16,708	$15,754
Revolving production loan	17,173	12,851
	33,881	28,605
Convertible preferred shares	14,712	0
Future income taxes	9,890	8,638
Asset retirement obligation	9,203	8,302
	67,686	45,545
Shareholders’ equity
Share capital	140,860	135,815
Equity component of preferred shares	2,320	0
Contributed surplus	10,596	6,391
Deficit	(7,480)	(1,406)
	146,296	140,800
	$213,982	$186,345

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(unaudited)

(Thousands of Canadian dollars except per share amount)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
Revenue
Oil and gas	$11,343	$15,158	$35,951	$36,401
Transportation	(158)	(176)	(504)	(491)
Royalties, net of royalty tax credit	(1,544)	(2,633)	(5,899)	(6,128)
	9,641	12,349	29,548	29,782
Expenses
Production and operating	2,174	2,087	5,740	5,212
Depletion and amortization	6,533	6,274	18,382	16,111
Interest expense	592	212	1,397	724
General and administrative	3,017	1,176	6,617	4,004
Stock-based compensation	3,330	498	5,040	1,593
	15,646	10,247	37,176	27,644
Net income (loss) from operations	(6,005)	2,102	(7,628)	2,138
Other income expense
Interest and other income	45	13	200	165
Foreign exchange gain (loss)	(13)	45	556	45
Loss on investment	(600)	0	(600)	0
Total other income	(568)	58	156	210
Income (loss) before income taxes	(6,573)	2,160	(7,472)	2,348
Provision for (recovery of) income taxes
Future	(820)	604	(1,431)	672
Capital	0	61	33	63
Income taxes (recovery)	(820)	665	(1,398)	735
Net income (loss)	(5,753)	1,495	(6,074)	1,613

Deficit at beginning of period	(1,727)	(4,344)	(1,406)	(4,462)
Deficit at end of period	$(7,480)	$(2,849)	$(7,480)	$(2,849)
Basic income (loss) per common share	$(0.05)	$0.01	$(0.05)	$0.01
Diluted income (loss) per common share	$(0.05)	$0.01	$(0.05)	$0.01

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
Cash provided by (used in):
Operating activities
Net income (loss)	$(5,753)	$1,495	$(6,074)	$1,613
Items not requiring cash outlay
Depletion and amortization	6,533	6,274	18,382	16,111
Future income taxes (reduction)	(820)	604	(1,431)	672
Stock-based compensation expense	3,330	498	5,040	1,593
Acccretion expense for preferred shares	95	0	255	0
Foreign exchange gain	7	0	(678)	0
Loss on investment	600	0	600	0
Cash flow from operations	3,992	8,871	16,094	19,989
Net change in non-cash working capital	6,808	1,596	(146)	3,047
	10,800	10,467	15,948	23,036
Financing activities
Issue of shares	1,158	11,094	6,893	11,372
Redemption of term deposits	0	(300)	0	(252)
Convertible preferred share issue	0	0	17,455	0
Increase (repayment) of revolving production loan	6,163	929	4,322	3,479
	7,321	11,723	28,670	14,599
Investing activities
Exploration and development expenditures	(12,524)	(16,703)	(43,943)	(30,180)
Other assets	(3,106)	0	(3,106)	0
Change in non-cash working capital	(2,331)	(942)	(2,403)	(2,899)
	(17,961)	(17,645)	(49,452)	(33,079)
Increase (decrease) in cash position for the period	160	4,545	(4,834)	4,556
Opening cash position	6,804	1,736	11,798	1,725
Closing cash position	$6,964	$6,281	$6,964	$6,281
Interest paid during the period	$592	$212	$1,397	$724
Taxes paid during the period	$0	$0	$102	$0

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands except per share amount)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2005.

NOTE 2: REVOLVING PRODUCTION LOAN

At September 30, 2006 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $30.0 million of which it had drawn $17.2 million. The facility bears interest at prime plus 0.5%. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal on April 30, 2007.

NOTE 3: CONVERTIBLE PREFERRED SHARES

On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into 40 Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of ten US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc. The Warrants comprising part of the Units are exercisable for a period of thirty-six (36) months from the date of issue at an exercise price of US $3.00 per Common Share.

NOTE 4: SHARE CAPITAL

a)  Issued:

The Corporation’s authorized share capital consisted of an unlimited number of common shares and preferred shares.

	Number	Amount
Common shares balance as at December 31, 2005	119,135	$135,650
Issued upon exercise of stock options	1,100	2,295
Issued for cash	1,000	2,376
Issued for Canada Southern shares	472	1,115
Issued for settlement of a lawsuit	261	711
Issued for preferred share dividend	166	402
Issue costs, net of future tax reduction of $40,000	—	(93)
Issue of shares on exercise of warrants	375	938
Warrants exercised or expired	—	165
Tax effect on 2005 flow through share issue	—	(2,723)
Common shares balance as at September 30, 2006	122,509	$140,836
Preferred shares balance as at December 31, 2005	—	$0
Warrant equity on preferred shares	—	351
Conversion equity on preferred shares	—	1,969
Preferred shares balance as at September 30, 2006	—	2,320

b)  Purchase warrants issued:

	Number	Amount
Balance as at December 31, 2005	2,750	$165
Exercised	(375)	(22)
Expired	(2,375)	(143)
Issued February 9, 2006	500	24
Balance as at September 30, 2006	500	24
Share capital at September 30, 2006	—	$143,180

On February 9, 2006, The Corporation completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units are exercisable until December 31, 2006 at an exercise price of $2.80 per Common Share.

c)  Stock options:

The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option’s maximum term is ten years.

	September 30, 2006		December 31, 2005
	Number	Weighted	Number	Weighted
	of Options	Average Price	of Options	Average Price
Balance, beginning of period	9,488	$1.83	7,371	$1.66
Prior period option reinstatement	—	—	200	0.80
Forfeited	(474)	2.20	(613)	1.82
Exercised	(1,100)	1.33	(852)	1.22
Granted	4,423	2.31	3,382	2.11
Balance, end of period	12,337	$2.04	9,488	$1.83

A modified Black-Scholes option pricing model, with the following weighted average assumptions for the nine months ended September 30, 2006, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense. The fair value of the stock-based compensation is amortized over the vesting period of the options.

Risk free interest rate (%)	4.00
Expected lives (years)	10
Expected volatility (%)	46-48
Dividend per share	0.00

The grant date weighted average fair value of options issued during 2006 was $1.35 per option.

NOTE 5: PETROLEUM AND NATURAL GAS PROPERTIES

	Canada	Trinidad	Total
Petroleum and natural gas properties and equipment (Dec 31, 2005)	$202,408	$15,394	$217,802
Less: Accumulated depreciation, depletion and amortization	(67,418)	—	(67,418)
Balance December 31, 2005	$134,990	$15,394	$150,384
Additions to September 30, 2006	29,629	14,314	43,934
Asset retirement obligation	429	—	429
Less: Accumulated depreciation, depletion amortization (net of accretion expense of $472,000)	(17,910)	—	(17,910)
Balance September 30, 2006	$147,138	$29,708	$176,846

At September 30, 2006, the Corporation has excluded $59,525,000 (2005 - $39,556,000) of oil and gas properties relating to unproved properties from costs subject to depletion, including $39.0 million (2005 - $24.6 million) relating to its interests in Trinidad and Tobago and East Coast Canada. General and administrative expenses totaling $5,809,000 (2005 - $4,109,000) were directly related to exploration and development activities.

NOTE 6: RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2006, the Corporation paid $970,000 (2005 - $445,000) at commercial terms for aircraft and equipment rentals at commercial terms to companies controlled by an officer and directors of the Corporation.

During the quarter an officer and director was paid $500,000, an additional $250,000 was paid subsequent to the quarter and an additional $400,782 remains accrued but not yet paid. All amounts related to a one time payment pursuant to the terms of an employment contract.

NOTE 7: RISK MANAGEMENT

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At September 30, 2006, the Corporation had no contracts in place.

During the first nine months of 2006, the Corporation’s hedging activities resulted in a gain of $265,000 which was recorded as an increase in oil and gas revenues during the period.

NOTE 8: CANADA SOUTHERN

In June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canada Southern Petroleum Ltd. Canadian Superior offered 2.75 common shares of Canadian Superior Energy Inc. plus CDN $2.50 for each issued and outstanding share of Canada Southern Petroleum Ltd. On July 17, 2006, Canadian Superior revised its offer for Canada Southern Petroleum Ltd. to 2.0 Canadian Superior shares, CDN $2.50 cash and a 25% net profit interest in Canada Southern’s approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributes to it’s interest in the Canadian Arctic Islands. The offer was for Canada Southern’s approximately 1,100 boe/d of oil and gas production and various lands including Canada Southern’s Canadian Arctic island interests. The minimum condition attached to the revised offer was not met and there were 171,495 shares tendered to the original offer. Canadian Superior Issued 471,612 shares and paid $430,046.39 to take up these shares. The costs incurred, including the fair value of the Canadian Superior shares issued, exceeded the fair value of the Canada Southern shares which is approximately $2.5 million at September 30, 2006, The difference has been recorded as a Loss on Investment in the Statement of Income and Retained Earnings.

NOTE 9: SUBSEQUENT EVENTS

On November 2, 2006 Canadian Superior received US $2,246,584.50 as a result of the sale of the 171,495 Canada Southern shares.

The Corporation entered into a private placement of 6,000,000 flow through shares for total proceeds of $15.4 million before financing costs. The placement is expected to close on or before December 8, 2006.

The Corporation has reached an agreement with Maersk A/S and Beijing Zhiyuan Industries to contract the Kan Tan IV Semi-Submersible Drilling Rig for a third well on the Corporation’s Trinidad and Tobago Block 5(c). The Corporation estimates that this commitment will be in the range of US $25.0 to US $30.0 million and the well will be in direct continuation of the two wells previously announced.

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:

	Three Months Ended			Nine Months Ended
	September 30			September 30
(unaudited)	2006	2005	% Change	2006	2005	% Change
Financial ($000’s except per share amount)
Oil and gas revenues	$11,185	$14,982	-25%	$35,447	$35,910	-1%
Cash flow from operations	$3,992	$8,871	-55%	$16,094	$19,989	-19%
Per share	$0.03	$0.08	-63%	$0.13	$0.18	-28%
Net earnings (loss)	$(5,753)	$1,495	-485%	$(6,074)	$1,613	-477%
Per share	$(0.05)	$0.01	-600%	$(0.05)	$0.01	-600%
Capital expenditures	$12,524	$16,703	-25%	$43,943	$30,180	46%
Net debt including working capital	$28,384	$12,451	128%	$28,384	$12,451	128%
Weighted average common shares outstanding	122,308	111,972	9%	121,260	110,602	10%

Production and Pricing

Natural gas
Average daily production (mcf/d)	12,983	12,344	5%	13,077	11,609	13%
Average sales price ($/mcf)	$5.95	$9.86	-40%	$6.86	$8.42	-19%

Oil and NGLs
Average daily production (bbls/d)	645	647	-0%	613	588	4%
Average sales price ($/bbl)	$68.68	$63.60	8%	$65.47	$57.35	14%

Barrels of oil equivalent (6:1)
Average daily production (boe/d)	2,808	2,705	4%	2,793	2,523	11%
Average sales price ($/boe)	$43.29	$60.21	-28%	$46.49	$52.13	-11%

Wells drilled
Gross	13.0	26.0	-50%	50.0	47.0	6%
Net	8.1	9.8	-17%	23.0	20.4	13%

CORPORATE INFORMATION

DIRECTORS

Greg Noval, B.Comm., B.A. (Econ.), LLB
Chairman & Chief Executive Officer

Michael E. Coolen, B.Sc., B.Eng. (Mech.), P.Eng.
President & Chief Operating Officer

Charles Dallas

T.J. (Jake) Harp, B.Sc. (Pet. Eng.), P.Geoph.

Kaare (Kory) Idland

Alex Squires, B.Sc. (Ind. Eng.), MBA, C.F.A.

Richard M. Watkins

SOLICITORS

Canadian Counsel
Bordon Ladner Gervais LLP
Calgary, Alberta
Burchell Green Hayman Parish
Halifax, Nova Scotia
Burnet, Duckworth & Palmer LLP
Calgary, Alberta
McCarthy Tetrault LLP
Calgary, Alberta

U.S. Counsel
Morrison & Foerster LLP
New York, New York
Preston Gates Ellis LLP
Seattle, Washington
Skadden, Arps, Slate, Meagher & Flom LLP
New York, New York

Trinidad and Tobago Counsel
Ignatius Chambers
Port of Spain, Trinidad and Tobago

AUDITORS

Myers Norris Penny LLP
Calgary, Alberta

BANKS

Canadian Western Bank
Calgary, Alberta
HSBC Bank Canada
Calgary, Alberta

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (TSX), and
The American Stock Exchange (AMEX)
Trading Symbol: “SNG”

OFFICERS AND SENIOR MANAGEMENT

Greg Noval, B.Comm., B.A. (Econ.), LLB
Chairman & Chief Executive Officer

Michael E. Coolen, B.Sc., B.Eng. (Mech.), P.Eng.
President & Chief Operating Officer

Leigh Bilton
Executive Vice President

Neil Dore, B.Sc. (Pet. Eng.), P.Eng.
Vice President,
Western Canada Operations

Mel Marshall, B.Sc. (Geophysics), P.Geoph.
Vice President, Exploration

Roger Harman, CMA
Chief Financial Officer

Ed Chau, B.Sc. (Hons.) (Geophysics), P. Geoph.
Exploration Manager

Roger De Freitas
Country Manager, Trinidad & Tobago

Mark Gillis, B.Eng. (Mech.), P.Eng.
Manager, East Coast Operations

Patrick Maris, B.Eng. (Hons.) (Mech.)
Engineering Manager, Trinidad & Tobago

Dave Cassidy, BBA (PLM)
Land Manager

Tony Sartorelli, B.Sc. (Civ. Eng.)
Manager Geophysics

INDEPENDENT ENGINEERS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta
McDaniel & Associates Consultants Ltd.
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta &
Vancouver, British Columbia
and their agents,
BNY Trust Company of Canada
Toronto, Ontario
The Bank of New York
New York, New York